

October 11, 2013

Allen Jacobi
President
Pyramid Entertainment, Inc.
11077 Biscayne Blvd., Suite 200
Miami, Florida 33161

     Re: Pyramid Entertainment, Inc.
             Amendment No. 2 to Offering Statement on Form 1-A
             Filed October 3, 2013
             File No. 024-10352

Dear Mr. Jacobi:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 12

Our Business, page 12

1.   We note your response to comment 2 of our letter dated August 14, 2013. Please also include your revised disclosure in the summary section on page 13.

Financial Statements and Supplementary Information for the Six Months Ended June 30, 2013

General

2.   We note your response to comment 5. In connection with the 2,370,000 shares issued on May 6, 2013 to officers, directors, employees and consultants of your company, please provide the disclosures for stock-based compensation required under ASC 718-10-50.

Consolidated Statement of Stockholders' Equity, page 5

3.   Please revise the line item 'Eliminations' to reflect shares exchanged for the common shares of your affiliate Pyramid Media, Inc.

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies, Organization Costs, page 8
Note 2 – Intangible Assets, pages 9 and 10

4.   Please tell us why you have capitalized consulting and valuation fees for the merger of Pyramid Entertainment and Pyramid Media, Inc., entities under common control and management, pursuant to ASC 720-15-15-4d. This paragraph refers to 'merger and acquisition activity' that is generally confined to external business combinations. Please reference ASC 340 which requires the expensing of organization costs and revise your financial statements accordingly.

5.   Please tell us why recording costs of $20,000 are capitalized as indefinite-lived intangible assets. Reference ASC 360 as the guidance for the capitalization of these costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Robert Littlepage, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gerald A. Adler, Esq.